April 15, 2016

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Form AW - Request for Withdrawal
         First Trust Variable Insurance Trust
         Registration on Form N-1A
         Post-Effective Amendment No. 19
         (Registration Statement File Nos. 333-178767, 811-22652)


Ladies and Gentleman:

On behalf of the First Trust/Dow Jones Dividend & Income Allocation
Portfolio, First Trust Multi Income Allocation Portfolio and First Trust Dorsey Wright Tactical Core Portfolio (the "Funds"), each a series of the First Trust Variable Insurance Trust (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission on April 15, 2016. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

FIRST TRUST VARIABLE INSURANCE TRUST

By:      /s/ James M. Dykas
         ----------------------------------------------
         James M. Dykas,
         President and Chief Executive Officer